Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 June 28, 2013


Mr. Edward P. Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1051
                 Global Commodity Producers Portfolio, Series 1
                       File Nos. 333-188251 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given in your letter dated May 29, 2013 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1051, filed on April 30, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Global Commodity Producers Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. This section states that the Trust will invest at least 80% of its assets in companies that derive at least 50% of their revenues from commodity production and exploration. Since the Trust s name includes the term OproducersO and does not include the term Oexploration,O please revise the Trust s 80% policy to eliminate the term Oexploration.O See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Also, since the Trust s name includes the term Oglobal,O please expressly describe how the Trust will Oinvest [its] assets in investments that are tied economically to a number of countries throughout the world.O See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001). For example, the Trust could include a policy that it will invest significantly (i.e., at least 40% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

     Response: The disclosure has been revised as requested.


Investment Summary -- Security Selection

     2. This section describes the selection criteria for the securities in which the Trust will invest. Please also identify the types of securities (i.e., common stocks, preferred stocks, debt securities, etc.) in which the Trust will invest.

     Response: The first sentence of the second paragraph has been revised to state: "Begin with a global universe of common stock and American Depository Receipts ("ADRs") of companies that produce or mine commodities in one of three sleeves: Energy, Agriculture and Metals/Mining." In addition, we revised the risks to include disclosures pertaining to ADRs.

     3. The first sentence of the fourth paragraph in this section states that the final portfolio will contain 30 to 40 "names." Please revise this sentence to state that the final portfolio will contain 30 to 40 securities.

     Response: The disclosure has been revised as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren